[BEAZER HOMES USA, INC. LETTERHEAD]

December 6, 2012

VIA EDGAR

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beazer Homes USA, Inc.

Registration Statement on Form S-4

Filed November 20, 2012

File No. 333-185080

Dear Mr. Ingram:

This letter sets forth the responses of Beazer Homes USA, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) with regard to the Registration Statement on Form S-4 (the “Registration Statement”) filed on November 20, 2012. The Staff’s comments were provided to the Company in a letter dated December 5, 2012. Concurrently with the delivery of this letter, the Company has filed Amendment No. 1 to the Registration Statement, including the related exhibits (“Amendment No. 1”). The Company has listed its responses below in the same order as the comments were presented and has repeated each comment prior to the response.

General

Staff’s Comment 1: Please tell us whether the securities of the guarantors are collateralizing the new notes and guarantees and, if so, please provide your analysis of the applicability of Rule 3-16 of Regulation S-X for each such guarantor.

Response: The Company advises the Staff that the capital stock of the guarantors does not collateralize the new notes and guarantees. The capital stock of each of the Company’s subsidiaries is excluded from the assets securing the new notes and guarantees.

Prospectus Cover Page

Staff’s Comment 2: Please include the guarantees on the prospectus cover page. See Item 501(b)(2) of Regulation S-K. In addition, briefly disclose that the exchange notes will be guaranteed by substantially all of the Company’s exist and future material restricted subsidiaries, and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions. Finally, please include this description when describing the guarantees throughout the prospectus.

Mr. Jay Ingram

Securities and Exchange Commission

December 6, 2012

Response: The Company has revised the prospectus cover page to include reference to the guarantees. In addition, the Company has added the requested description of the guarantees throughout the prospectus, including on the prospectus cover page.

Staff’s Comment 3: As currently represented, the offer could be open for less than 20 full business days due to the 5:00 pm New York City time expiration date instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open through midnight Eastern time (i.e., New York City time) of the twentieth business day, and revise accordingly both throughout the prospectus and Letter of Transmittal as necessary. See Rule 14d-1(g)(3).

Response: The Company confirms that the offer will be open through midnight Eastern time on the twentieth business day following commencement. The Company advises the Staff that it intends to hold the offer open until 5:00 p.m. Eastern time on the 21st business day following commencement, as calculated pursuant to Rule 14d-1(g) (i.e., counting the date of commencement as the first day of such time period).

Staff’s Comment 4: We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: The Company confirms that the expiration date for the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Exchange Offer, page 24

Staff’s Comment 5: You state on page 26 that “[a]ny such announcement [of extension of the tender offer] will include the principal amount of original notes tendered for exchange as of such date.” Please confirm in your prospectus that any notice of extension will disclose the number of securities tendered, and not simply the principal amount, as of the date of the notice. See Rule 14e-1(d).

Response: The Company has revised its disclosure to provide that, in the event of an announcement of the extension of the exchange offer, its announcement will include the number of securities tendered for exchange as of the date of such announcement.

Staff’s Comment 6: You state on page 28 that “[a]ll questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding, provided however, that such determination may be challenged in a court of competent jurisdiction.” In effect, this creates a condition to acceptance of the notes that is within your sole discretion. An exchange offer may only be subject to conditions that are not within the direct or indirect control

Mr. Jay Ingram

Securities and Exchange Commission

December 6, 2012

of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to include an objective standard by which your determinations will be assessed.

Response: The Company has revised its disclosure in the prospectus and the form of letter of transmittal to indicate that the Company will use its “reasonable” discretion to determine whether such exchange offer conditions are satisfied.

Staff’s Comment 7: On page 28, you also require all tendering holder to represent to you that “if such holder is not a broker-dealer, neither such holder nor such other person is engaged in or intends to engage in a distribution of the new notes.” Please revise to remove the exception for broker-dealers. No party engaging in an Exxon Capital transaction can be engaged in or intend to engage in a distribution of the registered securities.

Response: The Company has revised its disclosure in the prospectus and the form of letter of transmittal to remove this exception for broker-dealers.

Conditions, page 30

Staff’s Comment 8: We note that if any of the enumerated conditions exist, you reserve the right in the third bullet point from the bottom of the page to “refuse to accept any original notes and return all tendered original notes to the tendering holders.” Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer, as applicable.

Please revise here and throughout the document as necessary.

Response: The Company has revised its disclosure throughout the prospectus and the form of letter of transmittal to provide that it will return old notes “promptly” upon expiration or termination of the exchange offer, as applicable.

The Subsidiary Guarantees, page 53

Staff’s Comment 9: In the second paragraph, you state, “[t]he Indenture provides that each existing and future Restricted Subsidiary... be a Subsidiary Guarantor and, at the Company’s discretion, any Unrestricted Subsidiary may be a Subsidiary Guarantor.” To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations, as those guarantors would be issuers of securities.

Response: The Company advises the Staff that, to the extent additional subsidiaries become guarantors prior to the effectiveness of the Registration Statement, the Company will file a pre-effective amendment to update the Registration Statement as necessary to register the additional guarantees. The Company currently does not intend to add additional guarantors prior to the effectiveness of the Registration Statement.

Mr. Jay Ingram

Securities and Exchange Commission

December 6, 2012

The Company also advises the Staff that no additional guarantors will be added between the date the Registration Statement is declared effective and the expiration of the exchange offer.

The Company further advises the Staff that if additional subsidiaries become guarantors after the expiration of the exchange offer, no registration of the new guarantees will be required because holders of the notes would not be making a new investment decision and, therefore, there would be no “sale” for purposes of Section 2(a)(3) of the Securities Act of 1933.

Exhibits Index

Staff’s Comment 10: Please amend your registration statement to file the articles of incorporation and bylaws for each of the co-registrants as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

Response: The Company has revised the Registration Statement to incorporate by reference as exhibits the articles and bylaws (or corresponding organizational document) for the Company and each co-registrant.

*     *     *

We very much appreciate the Staff’s prompt review of the Registration Statement. Please do not hesitate to call me at (770) 829-3728 if the Staff has any additional questions or would like to discuss any of the responses contained in this letter.

Sincerely,

/s/ Kenneth F. Khoury
Kenneth F. Khoury Executive Vice President and General Counsel

cc:	Leland Benton, Staff Attorney, Securities and Exchange Commission

William C. Smith III, King & Spalding LLP